SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

     INFORMATION  TO BE INCLUDED IN STATEMENTS  FILED  PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            Carlyle Industries, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   143093102
                                 (CUSIP Number)

                                   Jay Y. Sung
                                 245 Park Avenue
                            New York, New York 10167
                                  212-692-1978
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 22, 1999
             (Date of Event Which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)


--------
1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 143093102                SCHEDULE 13D                Page 2 of 8 Pages


-------- -----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Robert A. Levinson
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[  ]
                                                                      (b)[  ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

           PF (see Item 3 below)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)     [  ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         U.S.A.
-------- -----------------------------------------------------------------------
-------------------------- ------- ---------------------------------------------
    NUMBER OF SHARES       7       SOLE VOTING POWER

                                   1,134,649
-------------------------- ------- ---------------------------------------------
-------------------------- ------- ---------------------------------------------
  BENEFICIALLY OWNED BY    8       SHARED VOTING POWER

                                   0
-------------------------- ------- ---------------------------------------------
-------------------------- ------- ---------------------------------------------
     EACH REPORTING        9       SOLE DISPOSITIVE POWER

                                   1,134,649
-------------------------- ------- ---------------------------------------------
-------------------------- ------- ---------------------------------------------
       PERSON WITH         10      SHARED DISPOSITIVE POWER

                                   0
-------------------------- ------- ---------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              1,134,649
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [   ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.1%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

          IN
-------- -----------------------------------------------------------------------

CUSIP No. 143093102                SCHEDULE 13D                Page 3 of 8 Pages


-------- -----------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Swenvest Corporation
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[  ]
                                                                      (b)[  ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
4          SOURCE OF FUNDS* AF (see Item 3 below)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)     [   ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

          New York
-------- -----------------------------------------------------------------------
-------------------------- ------- ---------------------------------------------
    NUMBER OF SHARES       7       SOLE VOTING POWER

                                   846,956
-------------------------- ------- ---------------------------------------------
-------------------------- ------- ---------------------------------------------
  BENEFICIALLY OWNED BY    8       SHARED VOTING POWER

                                   0
-------------------------- ------- ---------------------------------------------
-------------------------- ------- ---------------------------------------------
     EACH REPORTING        9       SOLE DISPOSITIVE POWER

                                   846,956
-------------------------- ------- ---------------------------------------------
-------------------------- ------- ---------------------------------------------
       PERSON WITH         10      SHARED DISPOSITIVE POWER

                                   0
-------------------------- ------- ---------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              846,956
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [   ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.1 %
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

          CO
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

ITEM 1.  SECURITY AND ISSUER.

          This statement relates to the common stock, par value $0.01 per share ("Carlyle Common Stock") of Carlyle Industries, Inc. ("Carlyle"). The principal executive offices of Carlyle are located at One Palmer Terrace, Carlstadt, New Jersey 07072.


ITEM 2.  IDENTITY AND BACKGROUND.

          (a) This statement is filed by Swenvest Corporation ("Swenvest") and by Robert A. Levinson ("Mr. Levinson"; Mr. Levinson and Swenvest are hereinafter collectively referred to as the "Reporting Persons"), the sole officer, director and shareholder of Swenvest.

          (b) The address of both the principal business and principal office of Swenvest is 462 Seventh Avenue, 20th Floor, New York, New York 10018. The business address of Mr. Levinson is c/o Levcor International, Inc., 462 Seventh Avenue, 20th Floor, New York, New York 10018.

          (c) The present principal occupation of Mr. Levinson is Chairman of Carlyle and Chairman of Levcor International, Inc.

          (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Swenvest was incorporated under the laws of the State of New York. Mr. Levinson is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

          The source of funds for the acquisition of Carlyle Common Stock by Swenvest was the private funds of Mr. Levinson (in the form of a loan to Swenvest). The source of funds for the acquisition of Carlyle Common Stock by Mr. Levinson was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

          Each of the Reporting Persons own Carlyle Common Stock for investment purposes only. Except as described herein (in Items 5 and 6 below), neither of the Reporting Persons has any plan or proposal that relates to or would result in:

          (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the issuer;

          (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

          (g)  Changes  in  the   issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the date hereof and based upon a total of 13,934,858 shares of Carlyle Common Stock outstanding as reported on the Issuer's most recently filed 10-Q for the quarter ended September 30, 1999, (i) Swenvest beneficially owns in the aggregate 846,956 shares of Carlyle Common Stock, representing approximately 6.1 % of outstanding Carlyle Common Stock and (ii) Mr. Levinson may be deemed to be the beneficial owner of an aggregate 1,134,649 shares of Carlyle Common Stock, representing approximately 8.1 % of outstanding Carlyle Common Stock, consisting of the following: 846,956 shares of Carlyle Common Stock as the sole shareholder of Swenvest; 75,000 shares of Carlyle Common Stock held by three trusts for the benefit of Mr. Levinson's children; 165,693 shares of Carlyle Common Stock that Mr. Levinson, in fact, owns; and options to purchase an additional 47,000 shares of Carlyle Common Stock, which are exercisable within 60 days. Mr. Levinson disclaims the 75,000 shares of Carlyle Common Stock held by three trusts for the benefit of Mr. Levinson's children. Mr. Levinson is co-trustee of such trusts.

          (b) Swenvest has the sole power to vote or dispose with respect to all of the Carlyle Common Stock held by Swenvest. Mr. Levinson has the sole power to vote or dispose with respect to all of the shares of Carlyle Common Stock (i) that Mr. Levinson holds directly (including option shares exercisable within 60 days), (ii) that are held by the three trusts for the benefit of Mr. Levinson's children and (iii) that are held by Swenvest, indirectly, as sole shareholder of Swenvest.

          (c) Pursuant to a Purchase Agreement, dated as of November 24, 1999 (the "Purchase Agreement"), by and among Swenvest (the "Purchaser") and Fir Tree Value Partners LOC; Fir Tree Value Fund, LP; and Fir Tree Institutional Value Fund, LP (the" Sellers"); Swenvest acquired 59,492 shares of Carlyle Common Stock at a purchase price of $1.00 per share on December 2, 1999. On December 22, 1999, Swenvest acquired an additional 787,464 shares of Carlyle Common Stock at a purchase price of $1.00 per share in connection with the Purchase Agreement.

          (d) Not applicable.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Please see Item 5(c) for initial description of the Purchase Agreement. The Purchase Agreement also calls for the sale of approximately 817,215 additional shares of Carlyle Common Stock to Swenvest from the Sellers on March 15, 2000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

          1. Purchase Agreement, dated as of November 24, 1999, by and among Swenvest and Fir Tree Value Partners LOC; Fir Tree Value Fund, LP; and Fir Tree Institutional Value Fund, LP is attached hereto as Exhibit A and shall hereafter be incorporated by reference as Exhibit A.


          This statement is filed on behalf of Swenvest and Mr. Levinson.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2000


                                                 /s/  Robert A. Levinson
                                                 -------------------------------
                                                 Robert A. Levinson




                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2000

                                             SWENVEST CORPORATION



                                              By: /s/  Robert A. Levinson
                                                  ------------------------------
                                                  Robert A. Levinson,  President